SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.  20549

                                       FORM 11-K

 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
 OF 1934

For the Fiscal year ended DECEMBER 31, 1996

Commission File No. 1-13426

A.  The Sports Authority 401(k) Savings and Profit Sharing Plan

B.  The Sports Authority, Inc.
    3383 N. State Road 7
    Ft. Lauderdale, Florida  33319
    (954) 735-1701

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, The Sports Authority, Inc., as plan administrator, has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

                                           THE SPORTS AUTHORITY , INC.

Date:  June 24, 1997                       By: /S/ ANTHONY F. CRUDELE
                                               ----------------------
                                               Anthony F. Crudele
                                               Senior Vice President and
                                               Chief Financial Officer
                                               (Principal Financial and
                                               Accounting Officer)

           THE SPORTS AUTHORITY 401(K) SAVINGS AND PROFIT SHARING PLAN

                               INDEX TO FORM 11-K

                                                                    PAGE NUMBER

Report of Independent Certified Public Accountants                      4

Statement of Net Assets Available for Benefits with Fund information
      at December 31, 1996                                              5

Statement of Net Assets Available for Benefits with Fund information
      at December 31, 1995                                              6

Statement of Changes in Net Assets Available for Benefits with Fund
      information for the year ended December 31, 1996                  7

Statement of Changes in Net Assets Available for Benefits with Fund
      information for the year ended December 31, 1995                  8

Notes to Financial Statements                                           9-12

Schedule I - Schedule of Assets Held For Investment Purposes -
      December 31, 1996                                                 13

Schedule II - Schedule of Reportable Transactions for the year
      ended December 31, 1996                                           14-15

Index to Exhibits                                                       16

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Participants and Administrator
of The Sports Authority 401(k) Savings
and Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits with Fund information and the related statements of changes in net assets available for benefits with Fund information present fairly, in all material respects, the net assets available for benefits of The Sports Authority 401(k) Savings and Profit Sharing Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. Schedule I, II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP

Fort Lauderdale, Florida
June 24, 1997


                                 THE SPORTS AUTHORITY 401(K) SAVINGS AND PROFIT SHARING PLAN
                            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                                     at December 31, 1996
                                  -------------------------------------------------------------------------------------------------
                                   Managed     Growth    Balanced    The Sports Authority     Kmart Corporation
                                    Income     Equity     Equity          Common Stock          Common Stock
                                     Fund       Fund       Fund              Fund                   Fund          Other    Total
                                  -------------------------------------------------------------------------------------------------
ASSETS

Cash                              $     877  $      59   $      49          $      131           $      5    $    702   $    1,823

Investments, at Fair Value
   The Sports Authority Common            -          -           -           3,197,554                  -           -    3,197,554
    Stock
   Kmart Corporation Common Stock         -          -           -                   -            370,315           -      370,315
   Short-term Investments                 -          -           -                  13                433           -          446
   Managed Income Fund            2,253,725          -           -                   -                  -           -    2,253,725
   Growth Equity Fund                     -  2,482,724           -                   -                  -           -    2,482,724
   Balanced Equity Fund                   -          -   1,988,065                   -                  -           -    1,988,065
   Participant Loans                      -          -           -                   -                  -     390,007      390,007
                                  ------------------------------------------------------------------------------------------------
Total Investments                 2,253,725  2,482,724   1,988,065           3,197,567            370,748     390,007   10,682,836
                                  ------------------------------------------------------------------------------------------------

Receivables:
    Contributions from Plan          37,184     56,319      41,135              53,233                  -           -      187,871
     Participants
    Contributions from Employer      16,284     23,001      17,287             590,519                  -           -      647,091
    Other Receivables/(Payables)     (6,108)    (6,187)      4,992               1,166             (4,354)     18,481        7,990
                                  ------------------------------------------------------------------------------------------------
Total Receivables                    47,360     73,133      63,414             644,918             (4,354)     18,481      842,952
                                  ------------------------------------------------------------------------------------------------

Total Assets                      2,301,962  2,555,916   2,051,528           3,842,616            366,399     409,190   11,527,611
                                  ------------------------------------------------------------------------------------------------

LIABILITIES

Operating Payables                      826          -           -                   -                  -           -          826
                                  ------------------------------------------------------------------------------------------------

Net Assets Available for         $2,301,136 $2,555,916  $2,051,528          $3,842,616           $366,399    $409,190  $11,526,785
 Benefits                         ================================================================================================

    The accompanying notes are an integral part of these financial statements



                                 THE SPORTS AUTHORITY 401(K) SAVINGS AND PROFIT SHARING PLAN
                            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                                     at December 31, 1995
                                  --------------------------------------------------------------------------------------------------
                                   Managed     Growth    Balanced    The Sports Authority     Kmart Corporation
                                    Income     Equity     Equity          Common Stock          Common Stock
                                     Fund       Fund       Fund              Fund                   Fund          Other    Total
                                  --------------------------------------------------------------------------------------------------
ASSETS

Cash                              $       67 $       81  $      73       $     122               $     38        $      1  $     382

Investments, at Fair Value
   The Sports Authority Common             -          -          -         934,051                      -               -    934,051
    Stock
   Kmart Corporation Common Stock          -          -          -               -                458,387               -    458,387
   Short-term Investments                287          -      1,000              17                 10,902               -     12,206
   Managed Income Fund             1,754,355          -          -               -                      -               -  1,754,355
   Growth Equity Fund                      -  1,451,214          -               -                      -               -  1,451,214
   Balanced Equity Fund                    -          -  1,095,601               -                      -               -  1,095,601
   Participant Loans                       -          -          -               -                      -         111,645    111,645
                                  --------------------------------------------------------------------------------------------------
                                   1,754,642  1,451,214  1,096,601         934,068                469,289         111,645  5,817,459
                                  --------------------------------------------------------------------------------------------------

Receivables:
    Contributions from Plan           51,250     62,851     37,534          55,954                      -               -    207,589
     Participants
    Contributions from Employer       23,798     26,478     16,055         519,328                      -               -    585,659
    Other Receivables/(Payables)          91        444        833             617                 16,141          (8,634)     9,492
                                  --------------------------------------------------------------------------------------------------
                                      75,139     89,773     54,422         575,899                 16,141          (8,634)   802,740
                                  --------------------------------------------------------------------------------------------------

Net Assets Available for          $1,829,848 $1,541,068 $1,151,096      $1,510,089               $485,468        $103,012 $6,620,581
 Benefits                         ==================================================================================================

    The accompanying notes are an integral part of these financial statements


                                 THE SPORTS AUTHORITY 401(K) SAVINGS AND PROFIT SHARING PLAN
                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                             for the Year Ended December 31, 1996
                                  --------------------------------------------------------------------------------------------------
                                   Managed     Growth    Balanced    The Sports Authority     Kmart Corporation
                                    Income     Equity     Equity          Common Stock          Common Stock
                                     Fund       Fund       Fund              Fund                   Fund          Other    Total
                                  --------------------------------------------------------------------------------------------------
Additions to Net Assets
 Attributed to:
Investment Income:
   Interest Income                 $        -  $       -  $       -   $            -        $       -          $ 14,679   $   14,679
   Realized/Unrealized
      Gain/(Loss) or
      Appreciation/(Depreciation)     129,520    283,954    242,033          765,707          162,946                 -    1,584,160
Contributions:
    Contributions from Plan           593,812    827,137    614,082          805,892                -                 -    2,840,923
      Participants
    Contributions from Employer       244,094    324,919    220,361          889,442                -                 -    1,678,816
                                   -------------------------------------------------------------------------------------------------

 Total Additions                      967,426  1,436,010  1,076,476        2,461,041          162,946            14,679    6,118,578

Deductions from Net Assets
   Attributed to:
Participant Withdrawals               348,560    291,584    177,737          306,323           68,072            11,033    1,203,309
Trustee Administrative Fees             9,065          -          -                -                -                 -        9,065
                                   -------------------------------------------------------------------------------------------------
Total Deductions                      357,625    291,584    177,737          306,323           68,072            11,033    1,212,374

Net Increase prior to Interfund       609,801  1,144,426    898,739        2,154,718           94,874             3,646    4,906,204
   Transfers

Interfund Transfers                  (138,513)  (129,578)     1,693          177,809         (213,943)          302,532            -

Net Assets Available for Benefits
   at Beginning of Period           1,829,848  1,541,068  1,151,096        1,510,089          485,468           103,012    6,620,581
                                   -------------------------------------------------------------------------------------------------

Net Assets Available for Benefits
   at End of Period                $2,301,136 $2,555,916 $2,051,528       $3,842,616         $366,399          $409,190  $11,526,785
                                   =================================================================================================

    The accompanying notes are an integral part of these financial statements


                                 THE SPORTS AUTHORITY 401(K) SAVINGS AND PROFIT SHARING PLAN
                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                             for the Year Ended December 31, 1995
                                 --------------------------------------------------------------------------------------------------
                                   Managed     Growth    Balanced    The Sports Authority     Kmart Corporation
                                    Income     Equity     Equity          Common Stock          Common Stock
                                     Fund       Fund       Fund              Fund                   Fund          Other    Total
                                  --------------------------------------------------------------------------------------------------
Additions to Net Assets
Attributed to:
Investment Income:
   Cash Dividends                  $        - $        - $        -  $             -         $ 30,816          $      -  $   30,816
   Interest Income                          -          -          -                -                -             2,141       2,141
   Realized/Unrealized
      Gain/(Loss) or
      Appreciation/(Depreciation)      79,440    119,707    174,910          (54,741)        (319,711)                4        (391)
Contributions:
    Contributions from Plan           591,844    579,445    472,167          708,511                -             2,558   2,354,525
      Participants
    Contributions from Employer       247,409    220,461    190,575          783,056                -               162   1,441,663
Transfers from Other Plans          1,112,092    606,997    465,182                -        1,215,854             1,430   3,401,555
                                   ------------------------------------------------------------------------------------------------

 Total Additions                    2,030,785  1,526,610  1,302,834        1,436,826          926,959             6,295   7,230,309

Deductions from Net Assets
   Attributed to:
Participant Withdrawals               188,738    155,109    100,303          101,680          240,767             5,930     792,527
Trustee Administrative Fees             3,648          -          -                -                -                 -       3,648
                                   ------------------------------------------------------------------------------------------------
Total Deductions                      192,386    155,109    100,303          101,680          240,767             5,930     796,175

Net Increase prior to Interfund     1,838,399  1,371,501  1,202,531        1,335,146          686,192               365   6,434,134
   Transfers

Interfund Transfers                    (8,551)   169,567    (51,435)         174,943         (200,724)          (83,800)          -

Net Assets Available for Benefits
   at Beginning of Year                     -          -          -                -                -           186,447     186,447
                                   ------------------------------------------------------------------------------------------------

Net Assets Available for Benefits
   at End of Year                  $1,829,848 $1,541,068 $1,151,096       $1,510,089         $485,468          $103,012  $6,620,581
                                   ================================================================================================

    The accompanying notes are an integral part of these financial statements

                       THE SPORTS AUTHORITY 401(K) SAVINGS
                             AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ACCOUNTING POLICIES

The accompanying financial statements of The Sports Authority 401(k) Savings and Profit Sharing Plan (the "Plan") are prepared on the accrual basis of accounting.

The Sports Authority, Inc. (the "Company") prepares its Plan financial statements in conformity with generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the reported amounts of net assets available for benefit, and report amounts of changes in net assets available for benefit during the reporting period, such as those regarding fair value. Actual results could differ from those estimates.

Plan investments, other than the Managed Income Fund, are stated at fair value. The Sports Authority Common Stock Fund and Kmart Corporation Common Stock Fund are valued at their quoted market prices. Mutual fund investments are valued at net asset value representing the value at which shares of the fund may be purchased or redeemed. The Managed Income Fund is valued at contract value which approximates fair value. Participant notes receivable are valued at cost which approximates market value. Realized and unrealized gains and losses are determined utilizing the average cost method. Unrealized gains or losses resulting from changes in market prices are included in the Statements of Changes in Net Assets Available for Benefits with Fund information.

Expenses of administering the Plan may be paid by the Employer or may be paid from the funds; provided, however, that brokerage fees, transfer taxes and other expenses incident to the operation of a fund are charged against that fund. For the years ended December 31, 1996 and 1995, the Employer paid the fee associated with the recordkeeper and trustee, except for the Managed Income Fund, in which administrative expenses are paid from fund assets. Taxes, if any, on any assets held or income received by any fund are charged against that fund.

NOTE 2 - PLAN DESCRIPTION

GENERAL

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a voluntary, defined contribution plan which commenced December 1, 1994. Employees are eligible to participate in the Plan on the first day of the month following attainment of age 21 and performance of 1,000 hours of service within a twelve month period. Employees that were participants in the Kmart Corporation Employee Savings Plan (the "Kmart Plan") on November 30, 1994 are eligible as of the effective date. Employees as of December 1,

1994, that were not yet eligible under the Kmart Plan, received credit under the Plan for service hours earned under the Kmart Plan.

ADMINISTRATION

The Trustee of the Plan is Wachovia Bank of Georgia, N.A. The record keeper for the Plan is W. M. Mercer, Inc. The Plan's Committee is appointed by the Company's Board of Directors, and is responsible for the administration of the Funds during 1996. During 1996, Trust II, in which the Company was Trustee, was terminated.

CONTRIBUTIONS AND VESTING

Except as may be limited by applicable Internal Revenue Code regulations, a participant may elect before-tax or after-tax contributions to the Plan through payroll deductions ranging from 1% to 16% of compensation. For any amount the participant contributes up to 6% of compensation, the Company will contribute an amount equal to 50% thereof. All participants are automatically vested in the Company's contributions to the Plan.

Participants may elect to have their contributions invested in four funds: A Managed Income Fund, a Growth Equity Fund, a Balanced Equity Fund and The Sports Authority Common Stock Fund. The primary objective of the Managed Income Fund is to preserve principal and income while maximizing current income through a portfolio balanced between fixed income securities, investment contracts, and money market investments. The Growth Equity Fund invests in larger established companies. The Balanced Equity Fund has three objectives; current income, capital growth and conservation of principal. The Sports Authority Common Stock Fund invests in the Company's Common Stock ("Company Common Stock"). Excess cash is temporarily invested in short term investments. The participant's percentage allocation to each fund must be either 10% or an exact multiple of 10%. Contributions previously invested in the Kmart Plan were transferred to the Plan in March 1995. The Plan's investment funds were set up to offer the same fund types as the Kmart Plan, including a Kmart Corporation Common Stock Fund. Balances in the Kmart Plan were transferred to the corresponding funds in the Plan. No additional contributions can be made to the Kmart Corporation Common Stock Fund.

Effective as of the first day of the following month, a participant may elect to change the amount or form of contributions made to the Plan. The participant may change the percentage allocated to each fund on the existing value as well as future contributions. The participant is also able to change the amount of future contributions made to the Plan.

A participant may elect to discontinue before-tax or after-tax contributions immediately with proper notification. A participant, after previously suspending contributions, may resume contributions without penalty. A participant is permitted to withdraw all or a part of his before-tax contributions only after the withdrawal of any after-tax contributions and either the participant (i) has attained the age of 59 1/2 or (ii) has met the hardship rules as defined in the Plan. In the event of such a withdrawal, all before-tax contributions and employer matching contributions will be suspended for six months. A participant may elect to withdraw all or a part of his after-tax contributions without penalty.

A participant may elect to request a loan of his employee contributions. The loan is subject to certain conditions including a minimum loan of $1,000 and a maximum loan not to exceed the lesser of $50,000 or 50% of the participant's vested balance. No more than one loan may be outstanding to any participant at any time. The term of any loan shall range from one year to five years for loans not for the purpose of purchasing a primary residence. Participant loans bear interest at the prime rate.

The Plan also includes a Profit Sharing portion, whereby each participant will receive employer contributions equal to at least one percent of his compensation for each year. The contribution to the Profit Sharing Plan for the Plan years ended December 31, 1996 and 1995 in the amounts of $567,523 and $495,117 were made in April 1997 and April 1996, respectively.

Profit Sharing contributions are invested in The Sports Authority Common Stock Fund until a participant is 100% vested. A participant's vesting requires five years of Plan participation and includes participation in the Kmart Plan. Fully vested participants may direct or transfer their contributions to the various investment funds. Forfeitures of assets in the Profit Sharing portion of the Plan are used to reduce future profit sharing contributions. Forfeitures for the Plan years ended December 31, 1996 and 1995 were $77,627 and $0, respectively.

TERMINATION

Participation in the Plan automatically terminates when a participant is no longer an employee and his or her account balance is distributed, except the value of a participant's account exceeds $3,500, participation may continue until age 70 1/2 unless the participant sooner requests distribution or dies. During continuation of participation after employment terminates, no additional employee or employer contributions, loans or partial withdrawals are permitted. Upon termination of participation, a full distribution is made of the participant's account. Withdrawals and distributions are paid in cash, except participants who elect to take the distribution in stock to the extent that the participant's account consists of shares of Kmart Corporation Common Stock and/or shares of Company Common Stock.

NOTE 3 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets per the financial statements to the Form 5500:

                                             AS OF DECEMBER 31,
                                            1996           1995
                                        ------------------------------
Net assets per the financial statements $11,526,785    $ 6,620,581
Benefits approved but unpaid                (59,985)       (49,181)
                                        ------------------------------

Net assets per the Form 5500            $11,466,800    $ 6,571,400
                                        ==============================

The following is a reconciliation of the benefits paid per the financial statements to the Form 5500:

                                                        YEAR ENDED
                                                        DECEMBER 31,
                                                            1996
                                                       ---------------
Benefits paid per the financial statements             $ 1,203,309

Benefits paid in 1996 but approved in 1995                 (49,181)


Benefits approved but unpaid at
   December 31, 1996                                        59,985
                                                       ---------------

Benefits paid per the Form 5500                        $ 1,214,113
                                                       ===============


NOTE 4 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated February 6, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

NOTE 5 - TRANSACTIONS WITH PARTIES-IN-INTEREST

For the Plan year ended December 31, 1996, the Plan purchased 75,343 shares and sold 15,641 shares of Company Common Stock for $1,947,478 and $410,099, respectively. For the Plan year ended December 31, 1995, the Plan purchased 49,979 shares and sold 3,119 shares of Company Common Stock for $1,091,603 and $77,350, respectively. Distributions to Plan participants consisted of 1,625 shares and 1,017 shares of Company Common Stock, and the market value of such shares at date of distribution was $37,169 and $36,132 for the Plan years ended December 31, 1996 and 1995, respectively. The Plan did not pay any fees to the Trustee, Wachovia Bank of Georgia, as all trustee fees were paid directly by the Company. The Company paid $27,713 and $16,038 in trustee fees for the Plan years ended December 31, 1996 and 1995, respectively.

SCHEDULE I

           THE SPORTS AUTHORITY 401(K) SAVINGS AND PROFIT SHARING PLAN
          ITEM 27(A) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                             December 31, 1996
-------------------------------------------------------------------------------------------------------------
Identity of Issue, Borrower,         Par Value     Description of Investment Including
Lessor or Similar Party              or No. of      Maturity Date, Rate of Interest,                  Current
                                       Shares       Collateral, Par or Maturity Value      Cost        Value
-------------------------------------------------------------------------------------------------------------
General Investments:

   Kmart Corporation Common             35,693   Kmart Corporation, Common Stock        $   538,460  $  370,315
      Stock Fund                                          Par Value $1
   The Sports Authority Common         147,014  The Sports Authority, Inc. Common         2,619,575   3,197,554
      Stock Fund*                                     Stock Par Value $.01
Participant Loans*                         136         Participant Loans                          -     390,007
                                                (High and Low interest rates are
                                                8.50% and 8.25%, respectively)**

Registered Investment Companies:
   Managed Income Fund                  53,073   Guaranteed Investment Contracts          2,173,946   2,253,725
   Balanced Equity Fund                 77,176        American Mutual Fund                1,827,738   1,988,065
   Short Term Investments                  446          Money Market Fund                       446         446
   Growth Equity Fund                  113,470    Growth Investors Mutual Fund            2,306,644   2,482,724
                                                                                                     ----------

Total Assets Held For Investments
Purposes                                                                                            $10,682,836
                                                                                                     ==========

*Denotes a party-in-interest to the Plan.
** Maturity dates range from August 1997 to December 2011.


SCHEDULE II

                        THE SPORTS AUTHORITY 401(K) SAVINGS AND PROFIT SHARING PLAN
                              ITEM 27(D) - SCHEDULE OF REPORTABLE TRANSACTIONS

                                    FOR THE YEAR ENDED DECEMBER 31, 1996
-----------------------------------------------------------------------------------------------------------------------------
                      Description of Assets
                       and Transactions                                                           Current Value
                   (including Interest Rate                                                       of Assets on
Identity of Party  and Maturity in case of a      Purchase      Selling               Cost of      Transaction       Net Gain
    Involved               Loan)                   Price         Price     Expenses    Assets         Date            (Loss)
-----------------------------------------------------------------------------------------------------------------------------
I)  A single
transaction in
excess of 5% of
the current value
of plan assets:

Salomon Brothers   The Sports Authority-
                   Common Stock*                  $493,605                   $1,504    $495,109      $493,605             -

II) A series of
transactions in
excess of 5% of
the current value
of plan assets:

The Sports         The Sports Authority-
Authority Common   Common Stock*
Stock Fund*        29 purchases                 $1,940,251                   $6,027  $1,946,278    $1,940,251
                   38 sales                                      $448,482    $1,213    $332,109      $448,482      $115,160

-----------------------------------------------------------------------------------------------------------------------------
                      Description of Assets
                       and Transactions                                                           Current Value
                   (including Interest Rate                                                       of Assets on
Identity of Party  and Maturity in case of a      Purchase      Selling               Cost of      Transaction       Net Gain
    Involved               Loan)                   Price         Price     Expenses    Assets         Date            (Loss)
-----------------------------------------------------------------------------------------------------------------------------

Managed Income     Guaranteed Investment
Fund               Contracts
                   17 purchases                   $638,183                             $638,183    $638,183
                   28 sales                                     $268,333               $162,713    $268,333           $105,620

Balanced Equity    American Mutual Fund
Fund               27 purchases                   $796,616                             $796,616    $796,616
                   16 sales                                     $146,185               $130,545    $146,185            $15,640

Growth Equity Fund Growth Investors
                   Mutual Fund
                   20 purchases                   $995,065                             $995,065    $995,065
                   16 sales                                     $247,509               $236,180    $247,509            $11,329

* Denotes a party-in-interest to the Plan.

                                INDEX TO EXHIBITS

                                                                  SEQUENTIAL
EXHIBITS                                                          PAGE NUMBER
--------                                                          -----------
23.1  Consent of Price Waterhouse LLP                                 17